January 24, 2008

VIA E-MAIL AND OVERNIGHT COURIER

Sharper Image Corporation

350 The Embarcadero, 6th Floor

San Francisco, California 994105

Attention: Board of Directors

Gentlemen:

As you know, I have been considering for some time whether to resign from the Board of Sharper Image. I have tremendous respect for the progress you and the team have made in turning around the company. Given the size of Ramius' portfolio and the other investments I am involved in, continuing as an active member of the Board of Directors of Sharper Image is no longer the best use of my time and resources. As a result, I am resigning from the Board of Directors of Sharper Image, effective the close of business on Friday, January 25, 2008.

Sincerely,

/s/ Peter A. Feld

Peter A. Feld

Ramius Capital Group